Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-173402, 333-173402-01 through 333-173402-13

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 6, 2011)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 1, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 6, 2011, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

November 1, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – November 1, 2011

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
Delaware	333-147828-08	20-8650498
(States or other jurisdictions of incorporation or organization)	(Commission File Numbers)	(I.R.S. Employer Identification Numbers)

10511 East Central, Wichita, Kansas 67206

(Address of principal executive offices) (Zip code)

(316-676-7111)

(Registrant’s telephone number, including area code)

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.	Results of Operations and Financial Condition

On October 31, 2011, Hawker Beechcraft Acquisition Company, LLC, issued a press release announcing its financial results for the nine months ended September 30, 2011. A copy of the press release is furnished with this report as Exhibit 99.1.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated October 31, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ Gina E. Vascsinec
Gina E. Vascsinec, Vice President and Controller (Principal Accounting Officer)

HAWKER BEECHCRAFT NOTES COMPANY

/s/ Gina E. Vascsinec
Gina E. Vascsinec, Vice President and Controller (Principal Accounting Officer)

Dated: November 1, 2011

3

Exhibit 99.1

Hawker Beechcraft Reports Third Quarter Earnings – Page 1

News Release

Media contact:	Investor Relations contact:

Nicole Alexander	Chad Archer
+1.316.676.3212	+1.316.676.3629
Nicole_Alexander@hawkerbeechcraft.com	Chad_Archer@hawkerbeechcraft.com
www.hawkerbeechcraft.com

Hawker Beechcraft Reports Third Quarter Earnings

Hawker 4000 deliveries resumed in the United States after supply disruptions resolved

Third Quarter 2011 Summary

•	Hawker 4000 software-related supply disruption was substantially resolved with receipt of FAA approval and deliveries have resumed in the United States

•	Contract negotiations with the IAMAW were completed on August 6th with a 69 percent vote in favor of the contract

•	Revenues in the Business and General Aviation segment decreased by 15.9 percent and operating losses improved by 39.4 percent as compared to the third quarter of 2010

•	Revenues in the Trainer/Attack Aircraft segment decreased by 17.0 percent and operating income decreased by 37.6 percent as compared to the third quarter of 2010

•	Revenues in the Global Customer Support segment decreased by 6.6 percent and operating income decreased by 10.0 percent as compared to the third quarter of 2010

WICHITA, Kan. (Oct. 31, 2011) – Hawker Beechcraft Acquisition Company, LLC (HBAC) today reported a decrease in revenues during the third quarter of 2011 as compared to the same period of 2010. However, the Company realized an improvement to gross margin, operating loss, and net loss for the third quarter of 2011 as compared to the same period of 2010.

“We continue to improve our operating cost structure primarily by the investments we are making to drive costs out of the business,” said Bill Boisture, Hawker Beechcraft Chairman and CEO. “However, we continue to feel the effects of the depressed light-jet market, which is evidenced by fewer deliveries in our Business and General Aviation (B&GA) segment this quarter.”

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Hawker Beechcraft Reports Third Quarter Earnings – Page  2

Third Quarter 2011 Financial Summary

Net Sales: The Company reported net sales for the three months ended September 30, 2011 of $518.8 million, a decrease of $75.9 million as compared to net sales of $594.7 million in the same period of 2010. Additional information is provided in the Business Segment Summary section below.

Operating Income: During the three months ended September 30, 2011, the Company recorded an operating loss of $42.2 million, an improvement of $39.2 million as compared to an operating loss of $81.4 million during the same period of 2010. Additional information is provided in the Business Segment Summary section below.

Liquidity: On September 30, 2011 available liquidity was $336.0 million as compared to $382.4 million on June 30, 2011. The decrease was due to a variety of factors, including temporary supply disruptions in addition to seasonal inventory increases in preparation for deliveries during the fourth quarter of 2011.

During the third quarter, the Company drew a total of $75.0 million on its revolving credit facility in order to keep a prudent amount of cash on hand as it worked through supply issues and accumulated inventory. The Company paid back $25.0 million in the quarter, leaving $50.0 million outstanding at quarter-end. The Company may make additional draws on the revolver, which currently has approximately $189.3 million of availability, in order to maintain an appropriate supply of cash for day-to-day operations.

Backlog: The Company’s backlog was $1.3 billion on September 30, 2011, as compared to $1.4 billion on June 30, 2011, with deliveries of $519 million, new orders of $526 million and cancellations of $30 million. Approximately 28 percent of the backlog on September 30, 2011 represented orders that are not expected to be delivered in the next 12 months.

Business Segment Summary

Business and General Aviation

Deliveries: The Company reported 38 deliveries in the third quarter of 2011 as compared to 49 deliveries in the same period of 2010. The primary contributor to the difference in deliveries was supply disruptions that have affected production of the King Air, Hawker 4000, and piston aircraft, causing deferral of some deliveries that were expected to occur in the third quarter. The Hawker 4000 supply disruption has been resolved and deliveries have resumed in the United States, but the Company is still awaiting approvals from agencies in other countries before it will be able to deliver Hawker 4000 aircraft in these areas. The supply disruptions related to King Air and piston aircraft are expected to continue in the fourth quarter of this year, resulting in fewer deliveries than planned. Year-to-date aircraft deliveries in the B&GA segment are down with 127 planes delivered in 2011 as compared to 137 deliveries in the same period of 2010.

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Hawker Beechcraft Reports Third Quarter Earnings – Page  3

Sales: The B&GA segment reported sales of $283.2 million in the third quarter of 2011; a decrease of $53.6 million as compared to sales of $336.8 million in the same period of 2010. The majority of this decrease was due to fewer deliveries of aircraft. The supply disruptions described above have contributed to this decrease.

Operating Income: The B&GA segment recorded an operating loss of $75.4 million for the third quarter of 2011; an improvement of $49.1 million as compared to $124.5 million during the same period of 2010. This improvement is primarily due to one-time charges made during the third quarter of 2010.

“We continue to experience lower demand in our B&GA segment due to a lack of confidence in the global economic environment,” Boisture said. “However, with the supplier issues resolved and the recent FAA certification of the Hawker 4000 Upgrade and Enhancement (U&E) program, we have resumed deliveries of our flagship aircraft and it is already receiving great reviews in the marketplace.”

Global Customer Support

Sales: The Global Customer Support (GCS) segment reported sales of $126.7 million in the third quarter of 2011; a decrease of $8.9 million as compared to $135.6 million during the same period of 2010. The decrease in revenue was primarily due to a temporary disruption in the business that occurred in connection with the implementation of the Company’s computer system upgrade. This disruption was short in nature and ordinary operations have resumed. Year-to-date sales for 2011 are $387.5 million; an increase of $1.7 million as compared to $385.8 million during the same period of 2010.

Operating Income: The GCS segment recorded operating income of $20.7 million for the third quarter of 2011; a decrease of $2.3 million as compared to $23.0 million during same period of 2010. Year-to-date operating income for 2011 is $68.9 million; an increase of $4.8 million as compared to $64.1 million during the same period of 2010.

“We had another successful quarter in our GCS organization,” Boisture said. “Our aftermarket upgrade programs including the 400XPR, 800XPR and King Air 200GTR continue to gain acceptance in the marketplace. In Q3 we received both FAA and EASA certification on the 800XPR and deliveries have commenced. We also recently announced last month at the National Business Aviation Association (NBAA) Convention an order of up to twelve 800XPR aircraft to XOJET, with seven of those aircraft scheduled to be delivered this year. GCS will also open a new factory-owned service center in Monterrey, Mexico in the spring of 2012 – an investment that further demonstrates our commitment to support our customers throughout the globe.”

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Hawker Beechcraft Reports Third Quarter Earnings – Page  4

Trainer/Attack

Deliveries: Deliveries in the Trainer/Attack Aircraft segment are down slightly with 18 deliveries in the third quarter of 2011 as compared to 20 deliveries in the same period of 2010. Year-to-date aircraft deliveries for the Trainer/Attack segment are up with 60 planes delivered in 2011 as compared to 58 deliveries in the same period of 2010.

Sales: The Trainer/Attack Aircraft segment reported sales of $133.7 million in the third quarter of 2011; a decrease of $27.4 million as compared to $161.1 million during the same period of 2010. The decrease in revenue was primarily due to a decrease in spare parts and training system sales and slower production levels resulting from fewer aircraft under contract as compared to the same period of 2010.

Operating Income: The Trainer/Attack Aircraft segment recorded operating income of $12.6 million for the third quarter of 2011; a decrease of $7.6 million as compared to $20.2 million during the same period of 2010. The decrease in operating income was primarily due to reduced spare parts and training system sales and slower production as discussed above.

“Our Defense organization continues to provide stability for our company during the down market in the B&GA division,” Boisture said. “In September, the Company delivered the 100th T-6B military trainer to the U.S. Navy. This aircraft is a symbol of our commitment and dedication to the U.S. armed forces and the missions they carry out. In addition, last month during weapons testing in Arizona, the AT-6 dropped eight laser guided munitions scoring hits on all of its intended targets. The aircraft continues to meet or exceed expectations and is ready for full production if the U.S. Air Force awards the contract for the Light Air Support programs to the Company.”

Other Developments

The Company completed its scheduled contract negotiations with the International Association of Machinists and Aerospace Workers (IAMAW) on Aug. 6 and obtained a 69 percent vote in favor of the contract. This is the highest percentage an aircraft manufacturing company has received during this down market.

“The partnership between the company and the Union leadership throughout our negotiation process proved very productive,” Boisture said. “The new contract encourages open communication, mutual respect and trust, while continuing to leverage the tremendous progress we have made. This is significant for our company and provides us with the opportunity to grow efficiently in the future and keep high-quality jobs in Wichita.”

In September, the Company announced new interiors for its Beechcraft Baron and Bonanza products. The new interiors improve cabin comfort and functionality with enhanced styling inspired by interiors found in the world’s finest automobiles. The Company also announced additional upgrades for its Baron and Bonanza aircraft, including an automatic climate control system and an LED external lighting package. The new features will be phased into production in the second quarter of 2012.

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Hawker Beechcraft Reports Third Quarter Earnings – Page  5

Also in September, Hawker Beechcraft received FAA certification on the Hawker 4000 U&E program, which delivers a targeted set of upgrades including avionics and system and regulatory improvements. All new aircraft coming off the production line are equipped with these features and the Company has begun implementing this program on the installed base of Hawker 4000 aircraft.

“We are heading into the fourth quarter with a great deal of momentum,” Boisture said. “We had a successful show at NBAA last month in Las Vegas where we signed several purchase agreements for both our Hawker and Beechcraft products and announced several key initiatives that will be instrumental to the success of our Company in the coming months. We continue to be focused on the ownership and operating experience of our customers and are making significant investments in our Global Customer Support organization to see this through. I am confident we will finish the year strong and continue this momentum into 2012.”

Form 10-Q and Earnings Conference Call

Additional financial information is included in the attached tables and in our 2011 Quarterly Report on Form 10-Q, which we intend to file with the Securities and Exchange Commission on Nov. 2, 2011.

HBAC’s third quarter 2011 earnings results conference call will be held Tuesday, Nov. 1, 2011, at 10 a.m. CDT. To participate, visit www.hawkerbeechcraft.com/investor_relations/podcasts to register and receive the dial-in number and pass code needed to join the call. A recording will be posted to the same web page after the call and be available for 45 days. In addition, materials that will be discussed during the call are available for download at www.hawkerbeechcraft.com/investor_relations/presentations.

Hawker Beechcraft Corporation is a world-leading manufacturer of business, special-mission, light attack and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. Our headquarters and major facilities are located in Wichita, Kan., with operations in Salina, Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. We lead the industry with the largest number of factory-owned service centers and a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

###

All statements that are not reported financial results or other historical information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. This release includes forward-looking statements including, for example, statements about our business outlook, our supply chain, our liquidity, our products, including the timing of new product introductions, and the markets in which we operate, including growth of our various markets and our expectations, beliefs, plans, strategies, objectives, prospects, and assumptions for future events or performance. These forward-looking statements are not guarantees of future performance. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are also based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by, the forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are the substantial leverage and debt service resulting from our indebtedness; general business and economic conditions; competition in our existing and future markets; disruption in supply from key vendors; disruptions to our operations due to our computer system upgrade during the three months ended September 30, 2011 and any impact that such upgrade may have had on our internal controls; production delays resulting from lack of regulatory certifications; work stoppages at our operations facilities; lack of market acceptance of our products and services; loss or retirement of key executives; and other risks disclosed in our filings with the Securities and Exchange Commission.

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Hawker Beechcraft Reports Third Quarter Earnings – Page  6

Appendix

Hawker Beechcraft Acquisition Company, LLC

Aircraft Delivery Units

	Three Months Ended
	September 30, 2011	September 30, 2010
Business and General Aviation:
Hawker 4000	3	1
Hawker 900XP	5	5
Hawker 800XP	—	—
Hawker 750	1	1
Hawker 400XP	—	1
Premier	—	2
King Air	20	26
Pistons	9	13

Total Business & General Aviation	38	49

T-6	18	20

Total deliveries	56	69

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Hawker Beechcraft Reports Third Quarter Earnings – Page  7

Hawker Beechcraft Acquisition Company, LLC

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

Trailing Four Quarters For The Period Ended September 30, 2011

(In millions)

		Quarter Ended
	Trailing 12 Months	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Net (loss) income attributable to parent company	$(280.6)	$(88.6)	$(51.3)	$(74.8)	$(65.9)
Net income attributable to non-controlling interest	0.9	0.6	0.1	—	0.2
Provision for income taxes	10.4	13.2	(1.2)	1.0	(2.6)
Interest expense, net	123.3	32.3	32.8	36.7	21.5
Operating income adjustments:
Depreciation and amortization	132.2	31.2	32.5	34.0	34.5

EBITDA	(13.8)	(11.3)	12.9	(3.1)	(12.3)
Adjustments to EBITDA:
Exclude loss (gain) recognized on derivative instruments related to ineffective hedge activity and balance translation remeasurement	(0.1)	0.6	(0.7)	—	—
Exclude restructuring and pension curtailment costs recorded during the period	19.4	5.3	5.2	1.5	7.4
Exclude consulting services and internal costs related to cost reduction initiatives	71.4	14.4	21.8	17.4	17.8
Exclude other non-cash impairment charges	25.6	—	—	—	25.6
Exclude non-cash stock-based and deferred compensation	3.4	0.6	0.6	1.0	1.2

Adjusted EBITDA	$105.9	$9.6	$39.8	$16.8	$39.7

EBITDA and Adjusted EBITDA are non-GAAP financial measures that are useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. They are not intended as substitutes for an evaluation of our results as reported under GAAP and are presented for informational purposes only.

Trailing twelve months loss before income tax includes $60.9 million related to loss-making aircraft. These charges have not been included as adjustments to the Adjusted EBITDA presented.